January 22, 2010

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dale Welcome

Re:	Show Me Ethanol, LLC
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
(File No. 000-52614)

Sir:

This letter on behalf of Show Me Ethanol, LLC (the “Company”) is in response to the letter, dated October 26, 2009, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the above-referenced filings.

This letter sets forth each comment of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

General

1.      It appears to us that you may not qualify as a smaller reporting company given your lack of public float and having generated annual revenue in 2008 of greater than $50 million.  See Rule 12b-2 of the Exchange Act for the definition of a smaller business company.  Please advise us as to your intent regarding this change in status.

The Company believes it no longer qualifies as a smaller reporting company and is  currently in the transition period to filing as a non-accelerated filer.  The Company’s intent is to begin reporting as a non-accelerated filer on its quarterly report on Form 10-Q for the first quarter of 2010.

2.
We note that your responses to prior comments 2-6 do not indicate your intention to comply with the comments, but rather that you acknowledge them.  In this regard, please confirm your intent to comply with our comments in all future filings.

It has always been the Company’s intent to comply with the Staff’s comments in all future filings.  The ambiguity in the Company’s prior response was unintentional.  For the avoidance of doubt, the Company will comply  with the Staff’s comments in all future filings.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009

Exhibit 31 – Section 302 Certifications

3.	We note that in your section 302 certifications:

o	the report was not correctly identified in paragraph 1 and should say “Form 10-Q/A”;

o	in paragraph 2, the words “quarterly report” should be replaced with “report”; and

o	paragraph 5a should start with the words “all significant” and remove the word “any”.

Please amend your Form 10-Q/A for the quarter ended March 31, 2009 to provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K and ensure that all future certifications are appropriately worded.  Please also note that your amended Form 10-Q is required to include the entire periodic report.

On January 22, 2010, the Company filed an amended quarterly report for the quarter ended March 31, 2009 on Form 10-Q/A to address the Staff’s comment.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 4. Controls and Procedures, page 21

4.	In all future quarterly filings, please provide the information required by Item 308T(b) of Regulation S-K.

The Company will comply with the Staff’s comment.

*     *     *     *     *

The Company acknowledges the following:

It is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

We appreciate the Staff’s continued review and look forward to hearing from you with respect to these comment responses.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at 660-542-6493, or by fax at 660-542-6392.

/s/  Mr. Richard Hanson,
General Manager of Show Me Ethanol, LLC

cc:        Mr. Paul M. William, Bryan Cave LLP